UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           DRAGON GOLD RESOURCES, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   26144D 10 3
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 15, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Raoul  Tsakok
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                       [  ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada
--------------------------------------------------------------------------------
                   |7|  SOLE  VOTING  POWER
NUMBER  OF               11,500,000
SHARES
BENEFICIALLY       |8|  SHARED  VOTING  POWER
OWNED  BY  EACH          N/A
REPORTING
PERSON  WITH       |9|  SOLE  DISPOSITIVE  POWER
                         11,500,000
--------------------------------------------------------------------------------
|10|    SHARED  DISPOSITIVE  POWER
                   N/A
--------------------------------------------------------------------------------
|11|    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                         11,500,000
--------------------------------------------------------------------------------
|12|    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  *          N/A
--------------------------------------------------------------------------------
|13|    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         17.2%
--------------------------------------------------
|14|    TYPE  OF  REPORTING  PERSON  *
                         IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Schedule 13D relates to the Common Stock of Dragon Gold Resources, Inc. The principal executive offices of Dragon Gold Resources, Inc. are located at Regents Place, 338 Euston Road, London, United Kingdom NW1 3BT.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Raoul Tsakok. Mr. Tsakok's business address is 2994 Park Lane, West Vancouver, British Columbia, Canada V7V 1E9. Mr. Tsakok is a business man.

(d)-(e) During the last five years, Mr. Tsakok: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Tsakok  is  a  citizen  of  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Tsakok acquired 16,500,000 shares of Common Stock of Dragon Gold Resources, Inc. in exchange for 100 shares of the issued and outstanding common stock of Dragon Minerals Holdings, Inc. pursuant to an Exchange Agreement dated July 15, 2004 (the "Exchange") which is incorporated by reference under Exhibit 1.
Subsequent to the Exchange, Mr. Tsakok transferred an aggregate of 3,500,000 shares of Common Stock to three individuals who are not affiliated with Dragon Gold Resources, Inc. and 1,500,000 shares of Common Stock to Xiaojun ("Albert") Cui, a Director of Dragon Gold Resources, Inc. As a result of these transactions, Mr. Tsakok beneficially owns 11,500,000 shares of Common Stock.

ITEM  4.  Purpose  of  Transaction

Mr. Tsakok acquired the securities of Dragon Gold Resources, Inc. for investment purposes. Depending on general market and economic conditions affecting Dragon Gold Resources, Inc. and other relevant factors, Mr. Tsakok may purchase additional securities of Dragon Gold Resources, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr.  Tsakok  does  not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Dragon Gold Resources, Inc., or the disposition of securities of Dragon Gold Resources, Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Dragon Gold Resources, Inc. or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Dragon Gold Resources, Inc. or any of its subsidiaries;

(d) any change in the present board of directors or management of Dragon Gold Resources, Inc., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Dragon Gold Resources, Inc.;

(f)  any  other  material

(g) changes in Dragon Gold Resources, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Dragon Gold Resources, Inc. by any person;

(h) causing a class of securities of Dragon Gold Resources, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Dragon Gold Resources, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Raoul Tsakok beneficially owns 11,500,000 shares of Common Stock, $0.001 par value, of Dragon Gold Resources, Inc. The shares of Common Stock beneficially owned by Mr. Tsakok constitute approximately 17.2% of the total number of shares of Common Stock of Dragon Gold Resources, Inc., based upon 66,896,794 shares of Common Stock outstanding as of July 26, 2004.

(b) Mr. Tsakok has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Tsakok.

(c) Mr. Tsakok acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Tsakok.

(e)  Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

           Exhibit  1(1)     Exchange  Agreement

(1)  Filed  as  Exhibit  2.1  to  our  Form  8-K  filed  on  July  29,  2004.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July  30,  2004               By:  /s/ Raoul Tsakok
                                           ----------------
                                              Raoul  Tsakok